AHF
4/19/2002

02022899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC RECEIVED APR 10 2002 365 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Great Southern Capital Management INC
DBA: Great Southern Investments

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2609 E Sunshine
(No. and Street)

Springfield, MO 65804
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammy Baurichter 417-895-4566
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD Certified Public Accountant
(Name — if individual, state last, first, middle name)

901 E St Louis, Suite 1000 Springfield, MO 65801-1190
(Address) (City) (State)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AHF
4/19/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rex A Copeland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Southern Investments, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Rex A Copeland
Signature

Vice President
Title

Carolyn J Northington
Notary Public

CAROLYN J. NORTHINGTON
Notary Public - Notary Seal
STATE OF MISSOURI
Greene County
My Commission Expires Sept. 27, 2002

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD LLP

Hammons Tower
901 E. St. Louis Street, Suite 1000
P.O. Box 1190
Springfield, MO 65801-1190
417 865-8701 Fax 417 865-0682

1034 W. Main Street
P.O. Box 1277
Branson, MO 65615-1277
417 334-5165 Fax 417 334-4823

bkd.com

Board of Directors
Great Southern Capital Management, Inc.
Springfield, Missouri

In planning and performing our audit of the financial statements of Great Southern Capital Management, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Solutions for Success

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

January 25, 2002
Springfield, Missouri

Great Southern Capital Management, Inc.

Accountants' Report and Financial Statements

December 31, 2001 and 2000

BKD LLP

Hammons Tower
901 E. St. Louis Street, Suite 1000
P.O. Box 1190
Springfield, MO 65801-1190
417 865-8701 Fax 417 865-0682

1034 W. Main Street
P.O. Box 1277
Branson, MO 65615-1277
417 334-5165 Fax 417 334-4823

bkd.com

Independent Accountants' Report

Board of Directors
Great Southern Capital Management, Inc.
Springfield, Missouri

We have audited the accompanying statements of financial condition of Great Southern Capital Management, Inc. (a wholly owned subsidiary of Great Southern Bank), as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Southern Capital Management, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Solutions for Success

January 25, 2002
Springfield, Missouri

Great Southern Capital Management, Inc.

Statements of Financial Condition

December 31, 2001 and 2000

Assets

	2001	2000
Cash	$ 673,296	$ 710,068
Deposit with clearing organization	35,000	35,000
Investment in common stock warrants	3,300	3,300
Commissions receivable	47,679	102,214
Prepaid expenses and other assets	10,422	9,908
Furniture, fixtures and equipment, at cost, less accumulated depreciation of $137,204 – December 31, 2001; $128,638 – December 31, 2000	147,672	49,880
Total assets	$ 917,369	$ 910,370

Liabilities and Stockholder's Equity

	2001	2000
Liabilities		
Due to affiliate	$ 12,727	$ 12,878
Accrued expenses and other liabilities	130,445	156,362
Income taxes payable	10,262	12,086
Total liabilities	153,434	181,326
Stockholder's Equity		
Common, $10 par value; authorized 100,000 shares; issued and outstanding 10,000 shares	100,000	100,000
Additional paid-in capital	175,000	175,000
Retained earnings	488,935	454,044
Total stockholder's equity	763,935	729,044
	$ 917,369	$ 910,370

Great Southern Capital Management, Inc.

Statements of Income

Years Ended December 31, 2001 and 2000

	2001	2000
Revenue		
Annuity commissions	$ 780,851	$ 397,585
Mutual fund and securities commissions	426,249	1,411,460
Life insurance commissions	149,937	23,187
Interest income	52,256	41,457
Other	32,909	32,587
	1,442,202	1,906,276
Expenses		
Salaries and commissions	775,940	949,530
Group insurance benefits	36,425	48,055
Retirement contributions	76,886	30,000
Payroll taxes	44,249	51,308
Miscellaneous employee	3,571	930
Clearing service charges	76,138	110,037
Rent	50,087	33,225
Repairs and maintenance	3,031	704
Computer license and support	66,007	8,915
Depreciation	44,930	19,833
Advertising and promotion	41,707	16,046
Audit, accounting and legal	8,495	15,017
Printing and supplies	30,876	20,047
Telephone	24,185	26,804
Postage and delivery	31,241	27,967
Insurance	8,524	8,573
Dues, subscriptions and education	8,342	12,294
Taxes, licenses and fees	47,082	51,334
Mileage and travel	3,117	3,871
Meals and entertainment	299	648
Miscellaneous	7,379	11,268
	1,388,511	1,446,406
Income Before Income Taxes	53,691	459,870
Provision For Income Taxes	18,800	162,600
Net Income	$ 34,891	$ 297,270

Great Southern Capital Management, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2000	$ 100,000	$ —	$ 156,774	$ 256,774
Net income	—	—	297,270	297,270
Capital contribution from stockholder	—	175,000	—	175,000
Balance at December 31, 2000	100,000	175,000	454,044	729,044
Net income	—	—	34,891	34,891
Balance at December 31, 2001	$ 100,000	$ 175,000	$ 488,935	$ 763,935

Great Southern Capital Management, Inc.

Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net income	$ 34,891	$ 297,270
Items not requiring cash		
Depreciation	44,930	19,833
Loss on disposal of furniture, fixtures and equipment	555	4,183
Changes in		
Commissions receivable	54,535	(51,529)
Prepaid expenses and other assets	(514)	2,083
Due to affiliates, accrued expenses and other liabilities	(26,068)	106,566
Income taxes payable	(1,824)	3,541
Net cash provided by operating activities	106,505	381,947
Investing Activities		
Purchase of common stock warrants	—	(3,300)
Proceeds from sale of furniture, fixtures and equipment	—	2,536
Purchase of furniture, fixtures and equipment	(143,277)	(53,979)
Net cash used in investing activities	(143,277)	(54,743)
Financing Activities		
Capital contribution from stockholder	—	175,000
Net cash provided by financing activities	—	175,000
Increase (Decrease) in Cash	(36,772)	502,204
Cash, Beginning of Year	710,068	207,864
Cash, End of Year	$ 673,296	$ 710,068
Supplemental Cash Flows Information		
Income taxes paid	$20,610	$159,090

Great Southern Capital Management, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company's revenues are derived primarily from services associated with being a securities broker/dealer. The Company is a wholly owned subsidiary of Great Southern Bank, which is a wholly owned subsidiary of Great Southern Bancorp, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments in equity securities having a readily determinable fair value and in all debt securities are carried at fair value. All other investments are carried at cost.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are depreciated over the estimated useful life of each asset. Annual depreciation is primarily computed using accelerated methods.

Reclassifications

Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 financial statement presentation. These reclassifications had no effect on net earnings.

Note 2: Investment in Common Stock Warrants

The cost of the common stock warrants held at December 31, 2001 and 2000, approximated the fair value. There were no sales of investments during the years ended December 31, 2001 and 2000.

Note 3: Income Taxes

The provision for income taxes consists of:

	2001	2000
Taxes currently payable	$18,800	$162,600

Reconciliations of the Company's provision for income taxes to the statutory corporate tax rates are as follows:

	2001	2000
Tax at statutory rate	35.0%	35.0%
Other	—	.4
Actual tax provision	35.0%	35.4%

The Company files a consolidated federal income tax return with its parent company. Income taxes are allocated to the Company on the basis of amounts due had the Company filed a separate return, except graduated rates are allocated to the parent company. The Company pays up federal income taxes to an affiliated company, which in turn remits payments based on consolidated taxable income.

Note 4: Related Party Transactions

The Company engages in certain transactions with its parent company, Great Southern Bank. These transactions principally relate to the leasing of office space from Great Southern Bank by the Company and to certain Company expenses paid by Great Southern Bank, for which the Company subsequently reimburses Great Southern Bank. Rent paid to Great Southern Bank was $48,700 and $33,225 for the years ended December 31, 2001 and 2000, respectively.

Note 5: Employee Benefit Plans

The Company, through its parent company, Great Southern Bank, participates in a multi-employer defined benefit plan covering all employees who have met minimum service requirements. The Company's policy is to fund pension cost accrued. No contribution was required for the years ended December 31, 2001 and 2000.

Great Southern Bancorp, Inc. also sponsors a defined contribution pension plan covering substantially all employees, including employees of the Company. Employer contributions charged to expense were $76,886 and $30,000 for the years ended December 31, 2001 and 2000, respectively.

Great Southern Capital Management, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

Note 6: Computation of Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

	December 31, 2001
Stockholder's equity per financial statements	$ 763,935
Nonallowable assets from balance sheet	(234,734)
Net capital before haircuts on securities	529,201
Haircuts on securities positions	(13,431)
Net capital	515,770
Net capital requirement	(250,000)
Excess net capital	$ 265,770
Excess net capital at 1,000% - net capital Less 10% of aggregate indebtedness	$ 500,426
Aggregate indebtedness	$ 153,434
Percentage of aggregate indebtedness to net capital	30.7%

Reconciliation of Nonallowable Assets

		December 31, 2001
Total assets from balance sheet		$ 917,369
Less: Cash	$ 619,685	
Deposit with clearing organization	35,000	
Investment in common stock warrants	3,300	
Mutual fund and security commissions receivable, net	24,650	
		682,635
Nonallowable assets		$ 234,734

There were no differences between the reconciliation of net capital shown above to the amount reported in the December 31, 2001, Focus Report.

Note 7: Exemption from Reserve Requirements and Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission Act of 1934

The Company is claiming an exemption to Rule 15c3-3 as permitted by Section k(2)(ii) regarding the computation of reserve requirements and information relating to possession or control requirements because the Company does not hold securities for customers' benefit.

Note 8: Contingent Liability

Customers of the Company may enter into margin loan agreements with the Company's clearing agent in accordance with Regulation T of the Federal Reserve rules. The Company is required to indemnify the clearing agent against any losses suffered by the clearing agent as a result of any margin loans with the Company's customers. The outstanding amount of margin loans that are subject to indemnity by the Company at December 31, 2001 and 2000, were approximately $262,000 and $430,000, respectively.